EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31,	2011	2010

	(dollars are in millions)

Loss from continuing operations	$(19)	$(646)
Income tax	193	352

Loss from continuing operations before income tax	(212)	(998)

Fixed charges:
Interest expense	674	818
Interest portion of rentals(1)	3	5

Total fixed charges	677	823

Total earnings (loss) from continuing operations as defined	$465	$(175)

Ratio of earnings to fixed charges	.69	(.21)
Preferred stock dividends(2)	52	14
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	.64	(.21)

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.